# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOBLE ROMANS INC, CIK 0000709005
CUSIP: 655107100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6612 E. 75th Street, Suite 450, Indianapolis, Indiana (IN), 46250
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-20-000337
Filed by CIK 0001702511

## Reporting persons
- CORBEL CAPITAL PARTNERS SBIC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); shared voting power 4,250,000; shared dispositive power 4,250,000; aggregate amount beneficially owned 4,250,000 (9.9% of the class)
  Comment: (1) As more fully described in Item 4, the Warrants (as defined in Item 4) are subject to a 9.9999% Warrant Blocker (as defined in Item 4), and the percentage set forth in row (11) gives effect to such Warrant Blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of shares of common stock, no par value, of the Issuer (the "Common Stock") that would be issuable upon full exercise of the Warrants and do not give effect to the Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in Item 4), after giving effect to such Warrant Blocker, is less than the number of securities reported in rows (6), (8), and (9).
  
  (2) The percentage in row (11) is based on 22,215,512 shares of Common Stock outstanding as of August 25, 2025, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on August 29, 2025, and does not give full effect of to the shares of Common Stock issuable upon full exercise of the Warrants.
- Corbel Capital Advisors SBIC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); shared voting power 4,250,000; shared dispositive power 4,250,000; aggregate amount beneficially owned 4,250,000 (9.9% of the class)
  Comment: (1) As more fully described in Item 4, the Warrants are subject to a 9.9999% Warrant Blocker, and the percentage set forth in row (11) gives effect to such Warrant Blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and do not give effect to the Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons (as defined in Item 4), after giving effect to such Warrant Blocker, is less than the number of securities reported in rows (6), (8), and (9).
  
  (2) The percentage in row (11) is based on 22,215,512 shares of Common Stock outstanding as of August 25, 2025, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on August 29, 2025, and does not give full effect of to the shares of Common Stock issuable upon full exercise of the Warrants.
- Schwartz Jeffrey B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); shared voting power 4,250,000; shared dispositive power 4,250,000; aggregate amount beneficially owned 4,250,000 (9.9% of the class)
  Comment: (1) As more fully described in Item 4, the Warrants are subject to a 9.9999% Warrant Blocker, and the percentage set forth in row (11) gives effect to such Warrant Blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and do not give effect to the Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons, after giving effect to such Warrant Blocker, is less than the number of securities reported in rows (6), (8), and (9).
  
  (2) The percentage in row (11) is based on 22,215,512 shares of Common Stock outstanding as of August 25, 2025, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on August 29, 2025, and does not give full effect of to the shares of Common Stock issuable upon full exercise of the Warrants.
- Serota Jeffrey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); shared voting power 4,250,000; shared dispositive power 4,250,000; aggregate amount beneficially owned 4,250,000 (9.9% of the class)
  Comment: (1) As more fully described in Item 4, the Warrants are subject to a 9.9999% Warrant Blocker, and the percentage set forth in row (11) gives effect to such Warrant Blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8), and (9) show the number of shares of Common Stock that would be issuable upon full exercise of the Warrants and do not give effect to the Warrant Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by the Reporting Persons, after giving effect to such Warrant Blocker, is less than the number of securities reported in rows (6), (8), and (9).
  
  (2) The percentage in row (11) is based on 22,215,512 shares of Common Stock outstanding as of August 25, 2025, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on August 29, 2025, and does not give full effect of to the shares of Common Stock issuable upon full exercise of the Warrants.

## Item 1. Issuer
Name of issuer: NOBLE ROMANS INC
Address of issuer's principal executive offices: 6612 E. 75th Street, Suite 450, Indianapolis, Indiana, 46250

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Corbel Capital Partners, SBIC, L.P. ("Corbel Capital Partners"); (ii) Corbel Capital Advisors SBIC, LLC ("Corbel Capital Advisors"); (iii) Jeffrey B. Schwartz; and (iv) Jeffrey S. Serota. The foregoing are collectively referred to herein as the "Reporting Persons."

Corbel Capital Advisors is the general partner of Corbel Capital Partners. Jeffrey B. Schwartz and Jeffrey S. Serota are the managing members of Corbel Capital Advisors.
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is 11777 San Vicente Blvd., Suite 777, Los Angeles, CA 90049.
Citizenship: Corbel Capital Partners is a Delaware limited partnership. Corbel Capital Advisors is a Delaware limited liability company. Messrs. Schwartz and Serota are each a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the filing of this statement, Corbel Capital Partners holds warrants (the "Warrants") to purchase an aggregate of 4,250,000 shares of Common Stock (the "Shares") of the Issuer. Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent that Corbel Capital Partners, its affiliates, and any other persons acting as a group together with Corbel Capital Partners or its affiliates would beneficially own, after any such exercise, more than 9.9999% of the outstanding shares of Common Stock (the "Warrant Blocker"), and the percentage set forth in row (11) of the cover pages of the Reporting Persons gives effect to the Warrant Blocker, which may be increased or decreased by Corbel Capital Partners upon 61 days' notice. Consequently, as of the filing of this statement, the Reporting Persons are not able to currently exercise all of the Warrants due to the Warrant Blocker and do not currently beneficially own all of the Shares within the meaning of Rule 13d-3.

Corbel Capital Partners and Corbel Capital Advisors may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition the Shares. The managing members of Corbel Capital Advisors are Jeffrey B. Schwartz and Jeffrey S. Serota, each of whom may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the Shares. Neither the filing of this Amendment No. 2 to Schedule 13G nor any of its contents shall be deemed to constitute an admission that each of Messrs. Schwartz and Serota or Corbel Capital Advisors is the beneficial owner of the Common Stock referred to herein for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class: 9.9999%; based on 22,215,512 shares of Common Stock outstanding as of August 25, 2025, as disclosed in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on August 29, 2025, and after giving effect to the Warrant Blocker.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 4,250,000 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 4,250,000 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CORBEL CAPITAL PARTNERS SBIC, L.P.: /s/ Corbel Capital Advisors SBIC, LLC, General Partner (11/14/2025)
- CORBEL CAPITAL PARTNERS SBIC, L.P.: /s/ Jeffrey B. Schwartz, Jeffrey B. Schwartz, Managing Member (11/14/2025)
- Corbel Capital Advisors SBIC, LLC: /s/ Jeffrey B. Schwartz, Jeffrey B. Schwartz, Managing Member (11/14/2025)
- Schwartz Jeffrey B: /s/ Jeffrey B. Schwartz, Jeffrey B. Schwartz (11/14/2025)
- Serota Jeffrey: /s/ Jeffrey S. Serota, Jeffrey S. Serota (11/14/2025)